EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended October 31, 2018, and the audited consolidated financial statements for the year ended January 31, 2018 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated December 21, 2018 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCQX under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the nine months ended October 31, 2018, and to the date of this MD&A:

Robertson Property Update

The Company is pleased to announce that Barrick Cortez Inc. (“Barrick”) recently provided an update of their continuing work at the Robertson Property, Nevada, during the third quarter of 2018, as follows:

•	The Robertson Minex, PFS Engineering & Permitting Stage II AFE was approved.
•	Work completed or in progress on the Robertson Properties in Q3 2018:

o	2018 Core drilling program began mid-August.

•	27 k ft of drilling planned
•	Safe and on schedule

o	Baseline studies continue and PFS work on schedule and budget.
o	Metallurgical lab work on 31 composite samples from 2017 drilling is completed.

•	In summary, during Q3 2018 the team focused on managing the drill program and keeping the baseline studies, PFS on schedule and budget.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 2

About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Normal Course Issuer Bid

On July 30, 2018, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for the Company’s second normal course issuer bid (the “Bid”).

Pursuant to the Bid, the Company may purchase up to 3,938,462 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the unallocated working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the Bid is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company has purchased 2,238,000, and cancelled 2,085,500 common shares pursuant to the second Bid.

Completed Sale of the Robertson Property to Barrick

On June 8, 2017, Coral announced that it has closed a purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million ($21.27 million based on the closing US dollar to Canadian dollar exchange rate) in cash (the “Cash Consideration”);
2.	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company (the “Share Reduction”); and
3.	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 3

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Based on the Company's current number of basic common shares outstanding, adjusted for the Share Reduction, the Cash Consideration alone, excluding the value of the NSR, on a per share basis is equal to approximately $0.48, as compared to the closing price of Coral's common shares on June 20, 2016, and June 2, 2017, on the TSX Venture Exchange of $0.195 and $0.31 respectively.

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US $0.5M, which will be non-refundable and fully credited against any future obligations under the NSR. These dates have all been extended by one year from the dates in Coral’s earlier announcement.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

As a result of the transaction, the Company recorded a gain of $6,045,947, net of transaction costs.

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 4

Results of Operations

Summary of Quarterly Results

	2018	2018	2018	2018	2017	2017	2017	2017
Period ended	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	2,895,854	180,670	787,327	(2,793,228)	535,847	4,323,853	(51,132)	(605,720)
Income/ Loss per Share	0.06	0.00	0.02	(0.06)	0.01	0.09	(0.00)	(0.01)
Total Assets	22,717,571	23,239,327	22,572,292	21,937,782	23,150,247	22,607,279	19,674,009	19,641,035

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when no new funds are raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ended October 31, 2018, the Company recorded a current income tax recovery of $2,816,007 as a result of the Company requiring to pay lower current income tax than initially estimated.

During the quarters ended October 31, July 31, and April 30, 2018, the Company benefited from a foreign exchange gain as a result of cash balances held in US dollars.

During the quarter ended January 31, 2018, the Company recorded current income tax expense of $2,751,000, as a result of the sale of the Robertson Property. The Company was also subject to a foreign exchange loss of largely as a result of cash balances held in US dollars, which have to be revalued at the end of each reporting period.

During the quarter ended July 31, 2017, the Company completed the sale of the Robertson Property to Barrick Gold. The Company recognized a gain of $6,542,215 from the transaction. The Company also issued 1,775,000 stock options to directors, officers, employees, and consultants, resulting in an expense of $565,250.

During the quarter ended April 30, 2017, the Company sold 157,000 shares of its investment in Levon Resources Ltd. for proceeds of $77,790 and 3,000 shares of its investment in VBI Vaccines, Inc. for proceeds of $23,061. The Company recognized a gain of $86,199 from the sale of these shares.

During the quarter ending January 31, 2017, the Company recognized a deferred income tax expense of $423,000. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 5

Three months ended October 31, 2018, compared with the three months ended October 31, 2017

	2018	2017	Note

Operating and Administrative Expenses
Consulting fees	$15,000	$34,500	1
Depreciation	54	535
Directors’ fees	15,000	11,250
Finance costs	-	(134)
Investor relations	27,866	18,212
Listing and filing fees	10,087	37,418	2
Management fees	18,000	18,000
Office and miscellaneous	8,469	4,370
Professional fees	13,481	(12,569)	3
Salaries and benefits	26,880	28,435
Share-based payments	118,473	-	4
Travel	7,058	14,658
	260,368	154,675
Loss before other items	(260,368)	(154,675)
Other Items
Loss on sale of mineral property	-	(496,268)	5
Loss on sale of fixed asset	(57)	-
Finance income	47,962	45,052
Foreign exchange gain (loss)	292,310	1,141,738	6
Current income tax recovery	2,816,007	-	7
Net Income for the Period	2,895,854	535,847	8
Other Comprehensive Loss
Items that may be reclassified subsequently to loss
Unrealized loss marketable securities	(2,746)	(2,532)
Comprehensive Income For the Period	$2,893,108	$533,315
Earnings per Share - Basic and Diluted	$0.06	$0.01	8

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 6

1.	Consulting fees for the three months ended October 31, 2018, were $15,000 compared to $34,500 in the comparative quarter, a decrease of $19,500. The decrease in consulting fees is due to the Company requiring fewer consultants following the closing of the sale of the Robertson Property.

2.	Listing and filing fees for the three months ended October 31, 2018 were $10,087 compared to $37,418 for the comparative quarter. The decrease of $27,331 is due to the Company being listed on the OTC Markets in October 2017.

3.	Professional fees for the three months ended October 31, 2018 was an expense of $13,481 compared to a recovery of $12,569 in the comparative quarter, an increase of $26,050. The increase relates to the adjustment of professional fees recognized in the quarter ended October 31, 2017.

4.	Share-based payments expense for the three months ended October 31, 2018 was $118,473 compared to $Nil for the comparative quarter in 2017. In September 2018, the Company granted 1,345,000 stock options to directors, officers, employees, and consultants, for which share-based compensation was recognized.

5.	During the three months ended October 31, 2017, the Company recognized a loss on disposition of property of $496,268 on the sale of Robertson property, due to extra fees being invoiced since the close of the sale as well as foreign exchange differences at the time of closing. There was no comparable transaction in the quarter ended October 31, 2018.

6.	Movements in foreign exchange during each period relate primarily to the Company’s cash balances that are denominated in US dollars, as the balances must be translated into Canadian dollars at each period end.

7.	During the three months ended October 31, 2018, the Company recorded a current income tax recovery of $2,816,007 as a result of the Company requiring to pay lower income tax than initially estimated. There was no comparable transaction in the quarter ended October 31, 2017.

8.	As a result of the foregoing, net income for the quarter ended October 31, 2018 was $2,895,854 compared to $535,847 for the quarter ended October 31, 2017, an increase of $2,360,007. Earnings per share for the current quarter was $0.06 compared to earnings per share of $0.01 for the comparative quarter in 2017, an increase of $0.05 per share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 7

Nine months ended October 31, 2018, compared with the nine months ended October 31, 2017

	2018	2017	Note

Operating and Administrative Expenses
Consulting fees	$45,000	$72,500	1
Depreciation	162	1,603
Directors’ fees	37,500	22,500
Finance costs	-	6,833
Investor relations	35,429	56,187	2
Listing and filing fees	46,923	59,162
Management fees	54,000	136,500	3
Office and miscellaneous	24,856	25,236
Professional fees	46,021	159,634	4
Salaries and benefits	86,655	129,828	5
Share-based payments	118,473	565,250	6
Travel	25,919	24,514
	520,938	1,259,747
Loss before other items	(520,938)	(1,259,747)
Other Items
Gain on sale of mineral property	-	6,045,947	7
Gain on sale of investment	14,635	87,320	8
Loss on sale of fixed asset	(15,533)	-
Finance income	139,626	72,058
Foreign exchange gain (loss)	1,430,054	(137,010)	9
Current income tax recovery	2,816,007	-	10
Net Income for the Period	3,863,851	4,808,568	11
Other Comprehensive Loss
Items that may be reclassified subsequently to loss
Unrealized loss marketable securities	(40,780)	(64,878)
Comprehensive Income For the Period	$3,823,071	$4,743,690
Earnings per Share - Basic and Diluted	$0.08	$0.10	11

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 8

1.	Consulting fees for the nine months ended October 31, 2018, were $45,000 compared to $72,500 for the nine months ended October 31, 2017, a decrease of $27,500. The decrease in consulting fees is due to the Company requiring fewer consultants following the closing of the sale of the Robertson Property.

2.	Investor relations costs for the nine months ended October 31, 2018, were $35,429 compared to $56,187 for the nine months ended October 31, 2017, a decrease of $20,758. The decrease is a result of increased investor relations activity in the comparative period as the Company was providing investors with ongoing information on the closing of the sale of the Robertson Property.

3.	Management fees for the nine months ended October 31, 2018 were $54,000 compared to $136,500 during the nine months ended October 31, 2017. The decrease of $82,500 is due to a one-time bonus paid to the Company’s CEO as a result of the sale of the Robertson Property.

4.	Professional fees for the nine months ended October 31, 2018 were $46,021 compared to $159,634 in the comparative period 2017, a decrease of $113,613. The decrease for the current period relates to the professional expenses incurred in negotiations regarding the sale of the Robertson Property.

5.	Salaries and benefits for the nine months ended October 31, 2018 were $86,655 compared to $129,828 for the nine months ended October 31, 2017. The decrease of $43,173 is primarily due to a one-time bonus to key employees as a result of the sale of the Robertson Property.

6.	Share-based payments expense for the nine months ended October 31, 2018 was $118,473 compared to $565,250 for the nine months ended October 31, 2017. In September 2018, the Company granted 1,345,000 stock options to directors, officers, employees, and consultants, for which share-based compensation was recognized.

7.	During the nine months ended October 31, 2017, the Company closed the sale of its Robertson Property, and realized a gain on this sale of $6,045,947. There was no comparable transaction in the nine months ended October 31, 2018.

8.	During the nine months ended October 31, 2018, the Company sold 3,000 shares of Levon Resources Ltd. and 6,000 shares of VBI Vaccines Inc. for gross proceeds of $23,658. The Company realized a gain on sale of investments of $14,635 on the sale of these securities. During the nine months ended October 31, 2017, the Company sold 160,000 shares of Levon Resources Ltd. for gross proceeds of $79,070 and 3,000 shares of VBI Vaccines Inc. for gross proceeds of $23,061. The Company realized a gain on sale of investment of $87,320 on the sale of these securities.

9.	Movements in foreign exchange during each period relate primarily to the Company’s cash balances that are denominated in US dollars, as the balances must be translated into Canadian dollars at each period end.

10.	During the nine months ended October 31, 2018, the Company recorded a current income tax recovery of $2,816,007 as a result of the Company requiring to pay lower income tax than initially estimated. There was no comparable transaction in the nine months ended October 31, 2017.

11.	As a result of the foregoing, net income for the nine months ended October 31, 2018 was $3,863,851 compared to a net income of $4,808,568 for the nine months ended October 31, 2017, change of $944,717. Earnings per share for the period was $0.08 compared to $0.10 in the comparable quarter, a change of $0.02 per share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 9

Liquidity and Capital Resources

Currently, the Company has no operating income. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the nine months ended October 31, 2018, the Company received cash proceeds of $520,424 and $16,750 from the exercise of 3,469,500 warrants and 65,000 options, respectively. The Company also repurchased 2,252,000 common shares for $889,699, and returned these shares to treasury for cancellation, as part of the Normal Course Issuer Bid.

During the nine months ended October 31, 2018 the Company incurred exploration expenditures of $36,783, increasing the Company’s mineral property carrying value on the Norma Sass Property by $21,205 and that of the JDN Hilltop Crest & Eagle Claims by $15,578. At October 31, 2018, the Company had a working capital of $18,443,944 and cash of $18,490,307.

During the nine months ended October 31, 2018, the Company received proceeds of $27,489 through the sale of marketable securities. These funds will be used to maintain administrative operations.

The Company’s current mineral properties are all in the exploration stage. As well, the Company has a long-term royalty, which would require investment from the current property holder in order to get to production. The recoverability of amounts shown in royalty receivable are based on guaranteed payments that are owed to the Company should the operator of the Robertson Property choose not to go forward with operations.

Mineral exploration and development is capital intensive, and in order to maintain its interests, and while the Company is in a strong working capital position, the Company needs to be diligent as there is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	October 31, 2018	October 31, 2017

Operating activities	$(289,004)	$(1,432,718)
Investing activities	3,685,121	20,159,327
Financing activities	(352,525)	266,092
Effect of exchange rate fluctuations on cash and cash equivalents	1,125,282	(30)
Net change in cash	4,168,874	18,992,671
Cash and cash equivalents, beginning of period	14,321,433	54,847
Cash and cash equivalents, end of period	$18,490,307	$19,047,518

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The decrease in cash used in operating activities during the nine months ended October 31, 2018, compared to the nine months ended October 31, 2017, is largely due to higher operating and administrative expenses, as well as transaction costs from the sale of the Robertson Property.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 10

During the nine months ended October 31, 2018, the Company spent $36,783 on exploration and evaluation assets, and disposed of marketable securities for gross proceeds of $27,489. During the nine months ended October 31, 2017, the Company spent $83,047 on exploration and evaluation assets. The Company also sold its Robertson property for proceeds of $20,056,966, restructured its reclamation bonds to recover $83,277 cash for use in operations, and disposed of marketable securities for gross proceeds of $102,131.

During the nine months ended October 31, 2018, the Company received cash proceeds of $520,424 and $16,750 from the exercise of 3,469,500 warrants and 65,000 options, respectively. The Company also repurchased 2,252,000 common shares for $889,699, and returned these shares to treasury for cancellation, as part of the Normal Course Issuer Bid. During the nine months ended October 31, 2017, the Company issued 510,000 common shares upon the exercised of 510,000 stock options and 2,490,000 common shares for the exercise of 2,490,000 share purchase warrants for gross proceeds of $150,600 and $253,500, respectively.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three and nine months ended October 31, 2018 and 2017, was as follows:

	Three months ended October 31,		Nine months ended October 31,
	2018	2017	2018	2017

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$29,250	$33,750	$91,500	$166,825
Other members of key management	8,893	9,031	26,679	26,162

Share-based payments
Members of the Board of Directors	88,084	-	88,084	400,000
Other members of key management	11,010	-	11,010	72,000
	$138,237	$42,781	$217,273	$664,987

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 11

b)	Amounts due to related parties

In the normal course of operations the Company transacts with companies with directors or officers in common. At October 31, 2018, and January 31, 2018, the following amounts are payable to related parties:

	October 31, 2018	January 31, 2018
Directors	$15,000	$29,250
Oniva International Services Corp.	12,222	10,615
	$27,222	$39,865

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”). The transactions with Oniva during the three and nine months ended October 31, 2018 and 2017, are summarized below:

	Three months ended October 31,		Nine months ended October 31,
	2018	2017	2018	2017
Salaries and benefits	$26,880	$19,971	$86,575	$75,736
Office and miscellaneous	13,760	28,502	34,225	59,806
	$40,640	$48,473	$120,801	$135,542

Salaries and benefits above for the three and nine months ended October 31, 2018, includes $8,893 and $26,679 (2017 - $9,031 and $26,162), respectively, for key management personnel compensation that has been included in (a) above.

Proposed Transactions

The Company does not currently have any proposed transactions.

New Accounting Standards Adopted by the Company

Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On January 1, 2018, the Company adopted the requirements of IFRS 9. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected-loss” impairment model. The Company adopted a retrospective approach, other than for hedge accounting, which is applied prospectively.

IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The Company had the option to designate its current equity securities as financial assets at fair value through profit or loss. The Company chose not to make this election, and changes in the fair value of its current equity securities will continue to be recognized in other comprehensive income or loss in accordance with the Company’s current policy.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 12

The Company currently has no hedging arrangements, and will apply the new accounting requirements under IFRS 9 as required.

Accounting Standards and Amendments Issued But Not yet Effective

The Company has not early adopted any amendment, standard, or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of October 31, 2018:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company believes that the standard will have no impact on its consolidated financial statements.

Financial Instruments

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk.

The Company is also exposed to credit risk on its royalty receivable, which is receivable from a high credit rated, multi-national corporation. The Company is not exposed to credit risk on its other amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 13

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, royalty receivable and reclamation deposits, as the majority of the amounts are held with one Canadian and US financial institution, as well as a single multinational corporation. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	October 31, 2018	January 31, 2018

Cash held at major financial institutions
Canada – cash	$1,210,638	$1,874,545
US – cash	17,279,669	12,446,888
	18,490,307	14,321,433

Term deposits – US	-	3,694,415
Royalty receivable	3,929,443	3,540,753

Total cash and cash equivalents and royalty receivable	$22,419,750	$21,556,601

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had working capital of $18,443,944 at October 31, 2018 (January 31, 2018 – working capital of $15,296,877). The Company has cash at October 31, 2018 in the amount of $18,490,307 (January 31, 2018 - $14,321,433) in order to meet short-term business requirements. Of this amount, $660,999 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At October 31, 2018, the Company had current liabilities of $71,938 (January 31, 2018 - $2,839,168). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

Due to the recent transaction with Barrick Gold, the Company is in a strong position to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2019, and explore new opportunities.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 14

Interest rate risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, and the reclamation deposits have been liquidated during the year ended January 31, 2018, the Company is not exposed to significant interest rate price risk as at October 31, 2018, and January 31, 2018.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, royalty receivable, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	October 31, 2018		January 31, 2018

Cash and cash equivalents	US$	13,140,433	US$	10,125,183
Term deposits		-		3,005,300
Royalty receivable		2,988,169		2,880,300
Accounts payable		3,957		-

Net exposure	US$	16,132,559	US$	16,010,783

Canadian dollar equivalent		$21,214,315		$19,682,055

Based on the net Canadian dollar denominated asset and liability exposures as at October 31, 2018, a 10% (January 31, 2018 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $2,121,431 (January 31, 2018 - $1,968,206).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 15

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at October 31, 2018:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$18,490,307	$-	$-
Term deposits	-	-	-
Royalty receivable	-	3,929,443	-
Investments in marketable securities	11,002	-	-
	$18,501,309	$3,929,443	$-

Outstanding Share Data

The Company had the following issued and outstanding share capital as at October 31, 2018, and December 21, 2018:

Common shares: 49,113,837 as of October 31, 2018, and 48,598,537 as of December 21, 2018.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Exercisable Options (October 31, 2018)	Number of Shares Remaining Subject to Options (December 21, 2018)
March 14, 2019	$0.240	1,045,000	1,045,000
July 10, 2019	$0.355	25,000	25,000
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,685,000	1,685,000
September 4, 2023	$0.380	-	336,250
TOTAL:		3,255,000	3,591,250

Warrants: The Company has Nil warrants outstanding as of October 31, 2018 and December 21, 2018.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 16

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at October 31, 2018, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at October 31, 2018, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the nine months ended October 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2018 Page 17

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 21, 2018. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.